UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32427/ January 18, 2017

_____

In the Matter of	:
	:
ARES CAPITAL CORPORATION	:
ARES CAPITAL MANAGEMENT LLC	:
IVY HILL ASSET MANAGEMENT, L.P.	:
ARES CAPITAL CP FUNDING LLC	:
ARES CAPITAL JB FUNDING LLC	:
A.C. CORPORATION	:
ACE EQUITY HOLDCO (CAYMAN) LTD.	:
ACE II MASTER FUND L.P.	:
ACE III ACQUISITION L.P.	:
ACE III MASTER L.P.	:
ACF FINCO I LP	:
ACF GATEWAY LLC	:
ACOF INVESTMENT MANAGEMENT LLC	:
ACOF OPERATING MANAGER III, LLC	:
ACOF OPERATING MANAGER IV, LLC	:
ACRC LENDER C LLC	:
ACRC LENDER LLC	:
ACRC LENDER W LLC	:
AELIS IR PARTICIPATION LLC	:
AELIS X MANAGEMENT, L.P.	:
AEPEP II INVESTMENT S.A.R.L.	:
AEPEP II MASTER S.A.R.L.	:
AEPEP II N STRATEGIC INVESTMENTS, L.P.	:
AF III CAYMAN AIV, L.P.	:
AF III US BD HOLDINGS L.P.	:
AF IV BD HOLDINGS (OFFSHORE) LTD.	:
AF IV US BD HOLDINGS II, L.P.	:
AF IV US BD HOLDINGS III, L.P.	:
AF IV US BD HOLDINGS IV, L.P.	:
AF IV US BD HOLDINGS V, L.P.	:
AF IV US BD HOLDINGS, L.P.	:
APOLLO EUROPEAN REAL ESTATE III (EU)	:
COOPERATIEF U.A.	:
APOLLO EUROPEAN REAL ESTATE III	:
COOPERATIEF U.A.	:
APSECURITIES LLC	:
APSECURITIES MANAGER LP	:

AREG AC MAKENA HOLDINGS LLC : \
AREG US FUND VIII BLOCKER LLC : \
AREG US FUND VIII HOLDINGS LLC : \
AREG US FUND VIII REIT LLC : \
ARES ASIP HOLDINGS CAYMAN, L.P. : \
ARES CACTUS OPERATING MANAGER, L.P. : \
ARES CACTUS PRIVATE ASSET : \
    BACKED FUND, L.P. : \
ARES CAPITAL EUROPE : \
    (LUXEMBOURG) S.A.R.L. : \
ARES CAPITAL EUROPE II ASSETS S.A.R.L. : \
ARES CAPITAL EUROPE II : \
    HOLDINGS S.A.R.L. : \
ARES CAPITAL EUROPE II : \
    INVESTMENTS S.A.R.L. : \
ARES CAPITAL EUROPE III : \
    HOLDINGS S.A.R.L. : \
ARES CAPITAL EUROPE III : \
    INVESTMENTS S.A.R.L. : \
ARES CAPITAL EUROPE LIMITED : \
ARES CAPITAL EUROPE, L.P. : \
ARES CAPITAL EUROPEAN : \
    INVESTMENTS LIMITED : \
ARES CAPITAL MANAGEMENT II LLC : \
ARES CAPITAL MANAGEMENT III LLC : \
ARES CCF HOLDINGS LTD. : \
ARES CCF HOLDINGS S.A.R.L. : \
ARES CENTRE STREET MANAGEMENT, L.P. : \
ARES CENTRE STREET PARTNERSHIP, L.P. : \
ARES CIP US REAL ESTATE OPPORTUNITY : \
    ADVISORS, L.P. : \
ARES CIP US REAL ESTATE OPPORTUNITY : \
    PARTNERS A, L.P. : \
ARES CIP US REAL ESTATE OPPORTUNITY : \
    PARTNERS B, L.P. : \
ARES CLO MANAGEMENT II LLC : \
ARES CLO MANAGEMENT IIIR/IVR, L.P. : \
ARES CLO MANAGEMENT LLC : \
ARES CLO MANAGEMENT XXIII, L.P. : \
ARES CLO MANAGEMENT XXIX, L.P. : \
ARES CLO MANAGEMENT XXVII, L.P. : \
ARES CLO MANAGEMENT XXVIII, L.P. : \
ARES CLO MANAGEMENT XXX, L.P. : \
ARES CLO MANAGEMENT XXXI, L.P. :

ARES CLO MANAGEMENT XXXII, L.P. :
ARES CLO MANAGEMENT XXXIII, L.P. :
ARES COMMERCIAL FINANCE LP :
ARES COMMERCIAL FINANCE :
    MANAGEMENT LP :
ARES COMMERCIAL REAL ESTATE :
    CORPORATION :
ARES COMMERCIAL REAL ESTATE :
    MANAGEMENT LLC :
ARES CORPORATE OPPORTUNITIES :
    FUND III, L.P. :
ARES CORPORATE OPPORTUNITIES :
    FUND IV, L.P. :
ARES CORPORATE OPPORTUNITIES :
    FUND V, L.P. :
ARES CREDIT STRATEGIES :
    FEEDER III UK, L.P. :
ARES CREDIT STRATEGIES FUND I, L.P. :
ARES CREDIT STRATEGIES FUND II, L.P. :
ARES CREDIT STRATEGIES FUND III, L.P. :
ARES CSF HOLDINGS S.A.R.L. :
ARES CSF III INVESTMENT :
    MANAGEMENT LLC :
ARES CSF III LUXEMBOURG S.A.R.L. :
ARES CSF OPERATING MANAGER I, LLC :
ARES CSF OPERATING MANAGER II, LLC :
ARES CUSTOMIZED CREDIT FUND L.P. :
ARES ECSF II NORTH S.A.R.L. :
ARES ECSF II SOUTH S.A.R.L. :
ARES ECSF III (A) HOLDINGS S.A.R.L. :
ARES ECSF IV (M) HOLDINGS S.A.R.L. :
ARES ECSF V (G) HOLDINGS S.A.R.L. :
ARES EIF MANAGEMENT V L.P. :
ARES EIF MANAGEMENT, LLC :
ARES ENERGY INVESTORS FUND V, L.P. :
ARES ENHANCED CREDIT OPPORTUNITIES :
    FUND B LTD. :
ARES ENHANCED CREDIT OPPORTUNITIES :
    FUND II, LTD. :
ARES ENHANCED CREDIT OPPORTUNITIES :
    INVESTMENT MANAGEMENT II, LLC :
ARES ENHANCED CREDIT OPPORTUNITIES :
    MASTER FUND II, LTD. :
ARES ENHANCED LOAN INVESTMENT :

STRATEGY II EQUITY HOLDINGS LLC :
ARES ENHANCED LOAN INVESTMENT :
    STRATEGY II LTD. :
ARES ENHANCED LOAN INVESTMENT :
    STRATEGY III, LTD. :
ARES ENHANCED LOAN INVESTMENT :
    STRATEGY IR, LTD. :
ARES ENHANCED LOAN :
    MANAGEMENT II, L.P. :
ARES ENHANCED LOAN :
    MANAGEMENT III, L.P. :
ARES ENHANCED LOAN :
    MANAGEMENT IR, L.P. :
ARES EUROPEAN CLO VI BV :
ARES EUROPEAN CLO VII BV :
ARES EUROPEAN CREDIT STRATEGIES :
    FUND (C), L.P. :
ARES EUROPEAN CREDIT STRATEGIES :
    FUND (G), L.P. :
ARES EUROPEAN CREDIT STRATEGIES :
    FUND II (B), L.P. :
ARES EUROPEAN CREDIT STRATEGIES :
    FUND III (A), L.P. :
ARES EUROPEAN CREDIT STRATEGIES :
    FUND IV (M), L.P. :
ARES EUROPEAN CREDIT STRATEGIES :
    FUND V (G), L.P. :
ARES EUROPEAN LOAN FUNDING S.A.R.L. :
ARES EUROPEAN LOAN FUNDING S.L.P. :
ARES EUROPEAN LOAN :
    MANAGEMENT LLP :
ARES EUROPEAN PROPERTY :
    ENHANCEMENT ACQUISITION II, L.P. :
ARES EUROPEAN PROPERTY :
    ENHANCEMENT PARTNERS II, L.P. :
ARES EUROPEAN REAL ESTATE :
    ADVISORS III, L.P. :
ARES EUROPEAN REAL ESTATE :
    ADVISORS IV, L.P. :
ARES EUROPEAN REAL ESTATE :
    FUND III (EURO), L.P. :
ARES EUROPEAN REAL ESTATE :
    FUND III, L.P. :
ARES EUROPEAN REAL ESTATE :

FUND IV, L.P. :
ARES EUROPEAN REAL ESTATE IV :
 (EURO), L.P. :
ARES EUROPEAN REAL ESTATE :
 MANAGEMENT III, L.P. :
ARES HIGH YIELD STRATEGIES FUND IV :
 MANAGEMENT, L.P. :
ARES ICOF HOLDINGS CAYMAN, L.P. :
ARES ICOF I MANAGEMENT, LLC :
ARES ICOF II MANAGEMENT, LLC :
ARES ICOF II MASTER FUND, L.P. :
ARES ICOF II RIALTO INVESTMENTS LLC :
ARES ICOF III FINCO (CAYMAN FUND) LLC :
ARES ICOF III FUND (CAYMAN) LP :
ARES ICOF III FUND (DELAWARE) LP :
ARES ICOF III MANAGEMENT, LP :
ARES ICOF III MINI MASTER FUND :
 (CAYMAN) LP :
ARES IIIR/IVR CLO LTD. :
ARES INSTITUTIONAL CREDIT FUND L.P. :
ARES INSTITUTIONAL LOAN FUND B.V. :
ARES LOAN ORIGINATION LP :
ARES LOAN TRUST 2011 :
ARES LOAN TRUST 2016 :
ARES MANAGEMENT LIMITED :
ARES MANAGEMENT LLC :
ARES MANAGEMENT UK LIMITED :
ARES MSCF V (H) HOLDINGS S.A.R.L. :
ARES MSCF V (H) MANAGEMENT LLC :
ARES MULTI-STRATEGY CREDIT :
 FUND V (H), L.P. :
ARES PCS MANAGEMENT, L.P. :
ARES PRIVATE CREDIT :
 SOLUTIONS (CAYMAN), L.P. :
ARES PRIVATE CREDIT SOLUTIONS, L.P. :
ARES REAL ESTATE MANAGEMENT :
 HOLDINGS, LLC :
ARES SBI MANAGEMENT LLC :
ARES SENIOR LOAN FUND (JPY) :
ARES SENIOR LOAN FUND P :
ARES SENIOR LOAN TRUST :
ARES SENIOR LOAN TRUST :
 MANAGEMENT, L.P. :
ARES SENIOR LOAN TRUST SERIES M-1 :

ARES SMALL BUSINESS INVESTMENTS LLC :
ARES SPECIAL SITUATIONS FUND IV, L.P. :
ARES SSF IV DIRECT HOLDINGS S.A.R.L. :
ARES STRATEGIC INVESTMENT :
    MANAGEMENT LLC :
ARES STRATEGIC INVESTMENT :
    PARTNERS (L) LTD. :
ARES STRATEGIC INVESTMENT :
    PARTNERS LTD. :
ARES STRATEGIC INVESTMENT :
    PARTNERS, L.P. :
ARES STRATEGIC REAL ESTATE :
    PROGRAM–HHC, LLC :
ARES UK CREDIT STRATEGIES, L.P. :
ARES US REAL ESTATE FUND VII 892, L.P. :
ARES US REAL ESTATE FUND VII, L.P. :
ARES US REAL ESTATE FUND VIII, L.P. :
ARES US REAL ESTATE OPPORTUNITY :
    ADVISORS, L.P. :
ARES US REAL ESTATE OPPORTUNITY :
    FUND, L.P. :
ARES US REAL ESTATE OPPORTUNITY :
    MANAGEMENT, L.P. :
ARES US REAL ESTATE VII ADVISORS, L.P. :
ARES US REAL ESTATE VII :
    MANAGEMENT, LLC :
ARES US REAL ESTATE VIII ADVISORS, L.P. :
ARES US REAL ESTATE VIII :
    MANAGEMENT, LLC :
ARES WLP MANAGEMENT L.P. :
ARES XL CLO, LTD. :
ARES XXIII CLO, LTD. :
ARES XXIV CLO, LTD. :
ARES XXIX CLO, LTD. :
ARES XXV CLO, LTD. :
ARES XXVI CLO, LTD. :
ARES XXVII CLO, LTD. :
ARES XXVIII CLO, LTD. :
ARES XXX CLO, LTD. :
ARES XXXI CLO, LTD. :
ARES XXXII CLO, LTD. :
ARES XXXIII CLO, LTD. :
ARES XXXIV CLO, LTD. :
ARES XXXIX CLO, LTD. :

ARES XXXV CLO, LTD.   :
ARES XXXVII CLO, LTD.   :
ARES XXXVIII CLO, LTD.   :
ASIP (HOLDCO) IV S.A.R.L.   :
ASIP OPERATING MANAGER IV, LLC   :
ASSF OPERATING MANAGER IV, L.P.   :
COLTS 2005-1 LTD.   :
COLTS 2005-2 LTD.   :
DF III US BD HOLDINGS LLC   :
EMPORIA PREFERRED FUNDING I, LTD.   :
EMPORIA PREFERRED FUNDING II, LTD.   :
EMPORIA PREFERRED FUNDING III, LTD.   :
IVY HILL INVESTMENT HOLDINGS, LLC   :
IVY HILL MIDDLE MARKET CREDIT   :
    FUND IV, LTD.   :
IVY HILL MIDDLE MARKET CREDIT   :
    FUND IX, LTD.   :
IVY HILL MIDDLE MARKET CREDIT   :
    FUND VI, LTD.   :
IVY HILL MIDDLE MARKET CREDIT   :
    FUND VII, LTD.   :
IVY HILL MIDDLE MARKET CREDIT   :
    FUND X, LTD.   :
IVY HILL MIDDLE MARKET CREDIT   :
    FUND XI, LTD.   :
IVY HILL SENIOR DEBT FUND, L.P.   :
IVY HILL SENIOR DEBT FUND, LTD.   :
IVY HILL SENIOR DEBT FUNDING 2007-1   :
Q STREET/CENTURY LLC   :
RIOPELLE CENTURY LLC   :
UNITED STATES POWER FUND III, L.P.   :
VEF V HOLDINGS, LLC.   :
                                                  :
245 Park Avenue, 44th Floor   :
New York, NY 10167   :
    and   :
2000 Avenue of the Stars, 12th Floor   :
Los Angeles, CA 90067   :
                                                  :
(812-13603)   :
_____:

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Ares Capital Corporation, et al. filed an application on November 3, 2008, and amendments to the application on May 5, 2009, January 8, 2010, August 23, 2010, July 18, 2011, July 23, 2012, August 19, 2014, September 30, 2015, March 29, 2016, and September 26, 2016, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit business development companies and registered closed-end management investment companies (collectively, "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On December 21, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32399). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Ares Capital Corporation, et al. (File No. 812-13603) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary